Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 14 DATED FEBRUARY 20, 2024

TO THE PROSPECTUS DATED APRIL 24, 2023

We are providing this Supplement No. 14 to you in order to supplement our prospectus dated April 24, 2023 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

●	the adjusted per share public offering price for each class of our shares;
●	information about our distributions;
●	the Company’s net asset value for the month ended January 31, 2024;
●	certain return information for all outstanding classes of shares;
●	an update to the “Our Portfolio” section of our Prospectus to disclose information regarding the Company’s line of credit, and
●	an update to our “Risk Factors.”

Public Offering Price Adjustment

On February 16, 2024, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of February 27, 2024 and will be used for the Company’s next monthly closing for subscriptions on February 29, 2024. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of January 31, 2024. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$36.66	$35.28	$33.28	$34.02
Selling Commissions, Per Share	$2.20	$1.06
Dealer Manager Fees, Per Share	$0.92	$0.62

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 51 of this Prospectus. On February 16, 2024, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution	Distribution	Declared Distribution Per Share for Each Share Class
Record Date	Payment Date	Class FA	Class A	Class T	Class D	Class I	Class S
March 26, 2024	March 27, 2024	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended January 31, 2024

On February 16, 2024, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of January 31, 2024 (in thousands, except per share data):

Month Ended January 31, 2024	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$153,262	$180,901	$89,064	$88,101	$419,927	$65,132	$996,387
Number of Outstanding Shares	4,179	5,394	2,651	2,648	12,342	1,748	28,962
Net Asset Value, Per Share	$36.67	$33.54	$33.60	$33.28	$34.02	$37.26
Net Asset Value, Per Share Prior Month	$36.67	$33.57	$33.64	$33.31	$34.06	$37.25
Increase/Decrease in Net Asset Value, Per Share from Prior Month	$0.0	($0.03)	($0.04)	($0.03)	($0.04)	$0.01

The change in the Company’s net asset value per share for each applicable share class for the month ended January 31, 2024 was primarily driven by the increases in the fair value of six out of thirteen of the Company’s portfolio company investments. The fair value of six of the Company’s portfolio company investments decreased during the same period. The fair value of one of the Company’s portfolio company investments did not change. As of January 31, 2024, the Company had total assets of approximately $1.01 billion.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 5-Year Return, Average Annual Return (“AAR”) Since Inception, and cumulative total returns through January 31, 2024 (“Cumulative Total Return”), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	5-Year Return(4)	AAR Since Inception(5)	Cumulative Total Return(5)	Cumulative Return Period
Class FA (no sales load)	0.3%	7.3%	33.2%	67.1%	14.3%	85.3%	February 7, 2018 – January 31, 2024
Class FA (with sales load)	-6.2%	0.4%	24.5%	56.2%	12.2%	73.2%	February 7, 2018 – January 31, 2024
Class A (no sales load)	0.2%	6.2%	28.9%	57.3%	12.4%	72.3%	April 10, 2018 – January 31, 2024
Class A (with sales load)	-8.3%	-2.8%	17.9%	43.9%	9.9%	57.6%	April 10, 2018 – January 31, 2024
Class I	0.2%	6.3%	29.2%	58.5%	12.8%	74.1%	April 10, 2018 – January 31, 2024
Class T (no sales load)	0.1%	5.6%	26.6%	50.5%	10.9%	62.3%	May 25, 2018 – January 31, 2024
Class T (with sales load)	-4.6%	0.6%	20.6%	43.3%	9.6%	54.6%	May 25, 2018 – January 31, 2024
Class D	0.2%	6.2%	28.9%	54.7%	11.4%	63.9%	June 26, 2018 – January 31, 2024
Class S (no sales load)	0.3%	7.8%	35.6%	N/A	14.7%	56.5%	March 31, 2020 – January 31, 2024
Class S (with sales load)	-3.2%	4.0%	30.9%	N/A	13.3%	51.0%	March 31, 2020 – January 31, 2024

(1) For the period from January 1, 2024 through January 31, 2024.

(2) For the period from February 1, 2023 through January 31, 2024.

(3) For the period from February 1, 2021 through January 31, 2024.

(4) For the period from February 1, 2019 through January 31, 2024.

(5) For the period from the date the first share was issued for each respective share class through January 31, 2024. The AAR Since Inception is calculated by taking the Cumulative Total Return and dividing it by the return period.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

For the month to date period ended January 31, 2024, sources of declared distributions on a GAAP basis were as follows:

	Month Ended January 31, 2024
	Amount (in 000s)	% of Total Distributions Declared
Net investment income[1]	$1,875	65.1%
Distributions in excess of net investment income[2]	1,003	34.9%
Total distributions declared	$2,878	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Month Ended January 31, 2024
	Amount (in 000s)	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$1,854	119.1%
Expense support (reimbursement)	21	1.3%
Net investment income	$1,875	120.4%
Cash distributions net of distributions reinvested[3]	$1,557	100.0%

1 Net investment income includes expense support/reimbursement net due to the Manager and Sub-Manager of $21 for the month ended January 31, 2024.

2 Consists of distributions made from offering proceeds for the period presented.

3 For the month ended January 31, 2024, excludes $1,321 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2023, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 76.9%, 76.3%, 65.2%, 42.3%, 61.7% and 85.2%, reimbursable expense support of 0.0%, 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 23.1%, 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. The Company will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions, however as of the date of this supplement, management believes that reimbursement of all expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement. We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities.

Our Portfolio

The following disclosure supersedes and replaces the section “Our Portfolio—Financing Line of Credit, which first appears on page 102 of the Prospectus.

Financing Line of Credit

On February 15, 2024, CNL Strategic Capital B, Inc. (“Borrower”), a wholly-owned subsidiary of CNL Strategic Capital, LLC (referred to herein as “we”, “us”, “our” or the “Company”) and Valley National Bank, a Tennessee banking corporation, (referred to as “Valley National Bank”) entered into a Loan and Security Agreement (the “Loan Agreement”) for a fifty million dollar ($50.0 million) revolving line of credit (the “Line of Credit”). Unless extended, the Line of Credit has a maturity date of February 15, 2025. In connection with the Line of Credit, the Borrower paid a total commitment fee to Valley National Bank of one hundred and twenty-five thousand dollars ($125,000) plus Valley National Bank expenses associated with the Line of Credit. The Borrower is required to pay interest on any borrowed amounts under the Line of Credit at a rate per year equal to the 1-Month Term secured overnight financing rate (“SOFR”) plus 2.75%. Interest payments are due on the first calendar day of the month in arrears. Furthermore, the Borrower is required to pay a quarterly unused borrowing fee at an annual rate of fifteen hundredths of one percent (0.15%) on the difference between (i) total Line of Credit amount and (ii) the aggregate average daily balance of outstanding borrowings under the Line of Credit during such quarter. The Borrower may prepay, without penalty, all or any part of the borrowings under the Loan Agreement at any time and such borrowings are required to be repaid within one hundred and eighty (180) days of the borrowing date. Under the Loan Agreement, the Company is required to comply with certain covenants including the requirement to provide certain financial and compliance reports to Valley National Bank and restrictions on incurring certain levels of additional debt by the Company.

On February 15, 2024, the Company entered into a Guaranty agreement to act as a guarantor of the Borrower’s outstanding borrowings under the Loan Agreement (the “Guaranty Agreement”). On February 15, 2024, the Borrower and the Company also entered into a pledge and assignment of bank and deposit accounts (“Pledge Agreement”) in favor of Valley National Bank. Under the Pledge Agreement, the Company is required to maintain accounts with Valley National Bank, including to contribute proceeds from the Company’s offering, as a pledge of collateral to pay down the outstanding debt to the extent there are any borrowings outstanding under the Loan Agreement.

Risk Factors

The following disclosure amends and restates the third paragraph under the risk factor entitled “Risk Factors—Risks Related to Our Business—Uncertainty regarding LIBOR may adversely impact our borrowings” which appears on page 41 of the Prospectus.

The replacement of LIBOR with Secured Overnight Financing (“SOFR”) or another alternative reference rate may adversely affect interest expense related to our borrowings.

SOFR is an index calculated by reference to short-term repurchase agreements backed by U.S. Treasury securities that was selected as a preferred replacement for U.S. dollar LIBOR by the U.S. Federal Reserve. SOFR is calculated based on overnight transactions under repurchase agreements, backed by Treasury securities. SOFR is observed and backward looking, which stands in contrast with U.S. dollar LIBOR, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. The transition to SOFR may present challenges, including, but not limited to, the illiquidity of SOFR derivatives markets, which could make it difficult for financial institutions to offer SOFR-based debt products, the determination of the spread adjustment required to convert LIBOR to SOFR (and the related determination of a term structure with different maturities), and that such transition may require substantial negotiations with counterparties. There is no guarantee that a transition from U.S dollar LIBOR to SOFR or any other alternative will not result in financial market disruptions, significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have an adverse effect on our business, results of operations and financial condition. Whether or not SOFR attains market acceptance as a LIBOR replacement tool remains in question. As such, the future of SOFR at this time remains uncertain.

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